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                             June 30, 2023

       Carl Stanton
       Chief Executive Officer
       Focus Impact Acquisition Corp.
       250 Park Avenue, Ste 911
       New York, NY 10177

                                                        Re: Focus Impact
Acquisition Corp.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed April 6, 2023
                                                            File No. 001-40977

       Dear Carl Stanton:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022, Filed April 6, 2023

       Certifications in Exhibits 31.1 and 31.2, page 88

   1. We note that your officer certifications omit the language prescribed by Item 601(b)(31)(i)
                                                        of Regulation S-K,
concerning responsibility for establishing and maintaining internal control over financial
reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-
                                                        15(f)), which should
appear in the fourth paragraph of the certifications.

                                                        Please file an
amendment to your Form 10-K to include certifications from your Chief
                                                        Executive and Chief
Financial officers, that include all of the required language. You may elect to otherwise
limit content of the amendment to the cover page, explanatory note, the signature
page and paragraphs 1, 2, 4 and 5 of the certifications.


              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Carl Stanton
Focus Impact Acquisition Corp.
June 30, 2023
Page 2

absence of action by the staff.

       You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Gus Rodriguez,
Staff Accountant at (202) 551-3752 with any questions.



FirstName LastNameCarl Stanton                          Sincerely,
Comapany NameFocus Impact Acquisition Corp.
                                                        Division of Corporation
Finance
June 30, 2023 Page 2                                    Office of Energy &
Transportation
FirstName LastName